UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

HELIOGEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

42329W 105

(CUSIP Number)

Eva Davis

Winston & Strawn LLP

333 S. Grand Avenue

Los Angeles, CA 90071-1543

Tel: 1-213-615-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 42329W 105	Page 1 of 6

1.	Name of Reporting Persons. William Gross
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,563,766
	8.	Shared Voting Power 15,910,981
	9.	Sole Dispositive Power 4,563,766
	10.	Shared Dispositive Power 15,910,981

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,474,747[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% [2]
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 4,563,766 shares of common stock beneficially held by Mr. Gross and with respect to which Mr. Gross has sole voting and dispositive power. Also includes 16,175 shares of common stock held by Idealab Studio, LLC (“Idealab Studio”) and 414,363 shares of common stock held by The Gross Goodstein Living Trust, dated April 18, 2006 (“Gross Trust”), of which Mr. Gross and Marcia Goodstein (Mr. Gross’s wife) are co-trustees and may be deemed to share voting and dispositive power. The Gross Trust owns a majority of the class of securities entitled to elect two managers to Idealab Studio’s board of managers. Mr. Gross is the chairman and chief executive officer of Idealab Studio. Also includes 15,480,443 shares of common stock held by Idealab Holdings, LLC (“Idealab Holdings”). Idealab Holdings is a wholly owned subsidiary of Idealab, a California corporation (“Idealab”). Idealab is managed by a board of directors consisting of Mr. Gross, Marcia Goodstein and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Idealab Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 204,421,980 shares of common stock of the Issuer outstanding as of June 26, 2023, as reported in the Form S-3/A filed by Heliogen, Inc., a Delaware corporation (the “Issuer”), with the Securities and Exchange Commission on June 30, 2023.

CUSIP 42329W 105	Page 2 of 6

1.	Name of Reporting Persons. Idealab Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,480,443
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,480,443

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,480,443[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%[2]
14.	Type of Reporting Person (See Instructions) OO

[1]	Includes 15,480,443 shares of common stock held by Idealab Holdings. Idealab Holdings is a wholly owned subsidiary of Idealab. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife) and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Idealab Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 204,421,980 shares of common stock of the Issuer outstanding as of June 26, 2023, as reported in the Form S-3/A filed by the Issuer with the Securities and Exchange Commission on June 30, 2023.

CUSIP 42329W 105	Page 3 of 6

1.	Name of Reporting Persons. Idealab
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,480,443
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,480,443

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,480,443[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%[2]
14.	Type of Reporting Person (See Instructions) HC, CO

[1]	Includes 15,480,443 shares of common stock held by Idealab Holdings. Idealab Holdings is a wholly owned subsidiary of Idealab. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife) and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Idealab Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 204,421,980 shares of common stock of the Issuer outstanding as of June 26, 2023, as reported in the Form S-3/A filed by the Issuer with the Securities and Exchange Commission on June 30, 2023.

CUSIP 42329W 105	Page 4 of 6

1.	Name of Reporting Persons. Continuum Renewables, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP 42329W 105	Page 5 of 6

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the Schedule 13D filed on June 1, 2022, as amended on February 16, 2023, March 28, 2023, April 13, 2023, June 9, 2023 and June 20, 2023 (as amended, this “Schedule 13D”), by William Gross, Idealab, a California corporation (“Idealab”), Idealab Holdings, LLC, a Delaware corporation (“Idealab Holdings”) and Continuum Renewables, Inc., a Delaware corporation (“CRI”). This Amendment No. 6 is being filed to disclose the items set forth herein.

Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in this Schedule 13D. Except as specifically amended by this Amendment No. 6, this Schedule 13D is unchanged.

Item 3.	Source and Amount of Funds

Mr. Gross, Idealab Holdings and Idealab Studio acquired 1,589,488 shares, 15,341,231 shares, and 1,086,882 shares, respectively, of Common Stock (the “Merger Shares”) of the Issuer pursuant to the Business Combination Agreement, dated July 6, 2021 (the “Business Combination Agreement”), by and among Athena Technology Acquisition Corp. (“Athena”), HelioMax Merger Sub Inc., a wholly owned subsidiary of Athena (“Merger Sub”), and Heliogen, Inc. (“Legacy Heliogen”) in exchange for Legacy Heliogen shares. As a result of the Merger (as defined below), Mr. Gross also received options exercisable, subject to vesting, for an aggregate of 19,355,655 shares of Common Stock of the Issuer in exchange for options to purchase shares of Legacy Heliogen. Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Heliogen and Athena was effected by the merger of Merger Sub with and into Legacy Heliogen, with Legacy Heliogen surviving as a wholly owned subsidiary of Athena (the “Merger”). Through February 5, 2023, 9,570,040 of the options referred to above were vested. On February 5, 2023, the remaining unvested options were forfeited.

On February 7, 2022, Idealab NY, Inc., a Delaware corporation, distributed 24,801 shares of Common Stock of the Issuer to Idealab Holdings as part of a pro rata distribution to its shareholders for no consideration.

On June 6, 2022, Mr. Gross purchased 13,124 shares of Common Stock in the open market for a weighted average price of $3.74 per share from personal funds. On June 14, 2022, Mr. Gross purchased 20,000 shares of Common Stock in the open market for a weighted average price of $2.47 per share from personal funds.

Effective September 6, 2022, Idealab Studio distributed 1,070,707 shares of Common Stock of the Issuer in a pro rata distribution to its members for no consideration. As a result of the distribution, the Gross Trust received 414,363 shares of Common Stock and Idealab Holdings received 114,411 shares of Common Stock.

On November 18, 2022, Mr. Gross purchased 50,000 shares of Common Stock in the open market for $1 per share from personal funds.

On April 12, 2023, Mr. Gross purchased 1,000,000 shares of Common Stock upon the exercise of vested options at an exercise price of $0.09 per share in cash paid from personal funds.

From May 17, 2023 to June 9, 2023, Mr. Gross purchased an aggregate of 3,209,710 shares of Common Stock upon the exercise of vested options at an exercise price of $0.09 per share in cash paid from personal funds. In addition, following the completion of purchases on each date that a purchase was made, Mr. Gross sold a number of shares of Common Stock equal to the number purchased on that date in the open market for a weighted average price of $0.25 per share. Following the aforementioned exercises, Mr. Gross no longer holds any vested options with an exercise price of $0.09 per share.

On June 15, 2023, Mr. Gross purchased 1,763,000 shares of Common Stock upon the exercise of vested options at an exercise price of $0.18 per share in cash paid from personal funds. On June 22, 2023, Mr. Gross purchased 858,465 shares of Common Stock upon the exercise of vested options at an exercise price of $0.18 per share in cash paid from personal funds. In addition, Mr. Gross sold 730,311 shares of Common Stock on June 22, 2023 in the open market for a weighted average price of $0.23 per share. These shares were sold in multiple transactions at prices ranging from $0.23 to $0.24, inclusive. Mr. Gross undertakes to provide to the Issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold each separate price within such ranges. Following the aforementioned exercises, Mr. Gross no longer holds any vested options with an exercise price of $0.18 per share.

On July 5, 2023, the remaining vested options held by Mr. Gross expired unexercised.

CUSIP 42329W 105	Page 6 of 6

Item 4.	Purpose of the Transaction

Effective February 5, 2023, Mr. Gross no longer serves as the chief executive officer of the Issuer and as a member of the Issuer’s board of directors. As disclosed in the Issuer’s Form 8-K filed on February 6, 2023, Mr. Gross expressed his disagreement with the decision of the Issuer’s board of directors with respect to certain changes in management of the Issuer.

Any of the Reporting Persons may engage, and certain of the Reporting Persons have previously engaged, in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, business, operations, capitalization, financial condition, strategic plans, and the future of the Issuer, including an acquisition of additional securities or extraordinary corporate transaction (such as a merger) (the “Item 4 Matters”). In connection with such discussions, the Reporting Persons may consider, explore and/or develop plans and/or proposals (whether preliminary or final), with respect to the Item 4 Matters and whether to communicate with, among others, the Issuer, other stockholders, service providers and financing sources regarding the foregoing.

Any of the Reporting Persons may review, monitor and evaluate his or its investment in the Issuer at any time, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D, including, without limitation, acquiring additional shares of Common Stock, disposing of some or all of shares of Common Stock, or any other actions described herein. Each of the Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his or its investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

On July 5, 2023, the board of directors of CRI resolved to terminate the consideration and pursuit of any proposal or plan to acquire all of the outstanding capital stock of the Issuer, including with respect to the proposal (the “Proposal”) set forth in a letter that CRI delivered to the Board of Directors of the Issuer on April 13, 2023, which was filed as Exhibit 99.1 and described in Item 4 to Amendment No. 3 to this Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 13, 2023.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     See responses to Item 5 on each cover page.

(c)

Except as set forth in Item 3, the Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock since the most recent filing of this Schedule 13D, which occurred within the past sixty days, through July 6, 2023.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	On July 5, 2023, the board of directors of CRI resolved to terminate the consideration and pursuit of any proposal or plan to acquire all of the outstanding capital stock of the Issuer, including with respect to the Proposal. CRI has no intention to act with any other persons for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer and beneficially owns no equity securities of the Issuer. Accordingly, this Amendment No. 6 constitutes an exit filing for CRI.

The Reporting Persons have no intention to act together or with any other persons for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer. As a result of the resolution by the board of directors of CRI to terminate the consideration and pursuit of the Proposal, the Reporting Persons do not believe that they may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act, and Rule 13d-5(b)(1) thereunder, with Prime Mover Lab Fund I, LP, a Delaware limited partnership, and/or certain of its affiliates. The filing of this Amendment No. 6 shall not be deemed an admission that the Reporting Persons were members of a “group” for purposes of Section 13(d) of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2023

/s/ William Gross
WILLIAM GROSS

Idealab Holdings, LLC

By its managing member, Idealab, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: President

IDEALAB, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: Chief Executive Officer

CONTINUUM RENEWABLES, INC.

By:	/s/ Paul Browning
Name: Paul Browning
Title: Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)